Exhibit (a)(5)(C)

ABBOTT LABORATORIES ACQUIRES CONTROL OF OF I-STAT CORPORATION

        ABBOTT PARK, Illinois, January 28, 2004 — Abbott Laboratories (NYSE: ABT) announced today that it has acquired control of i-STAT Corporation (Nasdaq: STAT). Abbott's cash tender offer to purchase all of the outstanding common stock of i-STAT, all of the outstanding shares of Series D Convertible Preferred Stock ("Series D Stock") of i-STAT and all outstanding six-year warrants to purchase common shares of i-STAT expired, as scheduled, at midnight, Eastern time, on Tuesday, January 27, 2004. The offer has not been extended.

        A total of 21, 026,040 shares of i-STAT common stock were validly tendered and not withdrawn prior to the expiration of the offer, including 1,088,097 shares subject to guaranteed delivery procedures. Additionally, all of the 30,000 outstanding shares of Series D Stock, together with warrants to purchase 1,850,010 shares of i-STAT common stock (representing all of i-STAT's outstanding warrants), were validly tendered and not withdrawn prior to the expiration of the offer.

        Abbott has accepted all of these securities for payment. The common shares accepted for payment, together with 2,000,000 common shares owned by Abbott, represent approximately 96.3 percent of i-STAT's outstanding common shares.

        As the final step of the acquisition process, Abbott intends to consummate a merger in which remaining i-STAT common shareholders will receive the same $15.35 cash price per share as paid in the tender offer.

        i-STAT Corporation develops, manufactures and markets diagnostic products for blood analysis that provide heath care professionals critical diagnostics information accurately and immediately at the point of patient care.

        Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs more than 70,000 people and markets its products in more than 130 countries. In 2003, the company's sales were $19.7 billion.